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November 18, 2005


Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

      RE: Brookdale Senior Living Inc. Registration Statement on Form S-1 (File No. 333-127372) Originally Filed August 9, 2005 (the "Registration Statement")
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Ladies and Gentlemen:

     Brookdale Senior Living Inc., a Delaware corporation (the "Company"), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 3:00 p.m., Eastern Daylight Time, on November 21, 2005, or as soon thereafter as practicable.

     We request that we be notified of such effectiveness by a telephone call to the undersigned at (312) 977-3673 and that such effectiveness also be confirmed in writing.

     The Company hereby acknowledges:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Very truly yours,

                                BROOKDALE SENIOR LIVING INC.


                                 By:  /s/ Deborah C. Paskin
                                      ---------------------------------------
                                      Name:  Deborah C. Paskin
                                      Title: Executive Vice President, General
                                             Counsel and Secretary